LATHAM&WATKINS

05011723

99 Bishopsgate
London EC2M 3XF
United Kingdom
Tel: +44(0)20-7710-1000 Fax: +44(0)20-7374-4460
www.lw.com

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New Jersey	Washington, D.C.

29 September 2005

U.S. Securities and Exchange Commission
Office of International Corporate Finance
100 F Street NE
Washington, D.C. 20549

SUPPL

File No. 82-4511

Ladies and Gentlemen,

Interpump Group S.p.A.-Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934- File No. 82-4511

On behalf of Interpump Group S.p.A. and pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed herewith please find:

- Interpump press release: Interpump Group results for the first half of 2005 after the sale of the Cleaning Sector and the acquisition of Hammelmann.

Feel free to call me with any questions on +44 207 710 1076.

Kindly acknowledge receipt of this letter by stamping the enclosed copy of this letter and by faxing it to our fax number as shown on our letterhead.

PROCESSED
OCT 18 2005
THOMSON FINANCIAL

Yours faithfully,

Michael S. Immordino
of LATHAM & WATKINS

SEC MAIL PROCESSING SECTION
RECEIVED
OCT 07 2005
WASH, D.C.
198

Enclosure

cc: Dott. Banci
Interpump Group S.p.A

PRESS RELEASE

Interpump Group: results for the first half of 2005
after the sale of the Cleaning Sector and the acquisition of Hammelmann

Net sales from continuing operations: 164.4 million euro (+ 13.2%)
Gross operating profit (EBITDA) from continuing operations: 34.4 million euro (+ 24.1%)
Consolidated profit from continuing operations: 14.2 million euro (+ 16.8%)
TOTAL CONSOLIDATED PROFIT: 68.6 MILLION EURO
Half year ROCE from continuing operations: 10. 3% vs. 6. 2% in the first half of 2004

Results for the second quarter of 2005
Net sales from continuing operations: 92.7 million euro (+ 19.6%)
EBITDA from continuing operations: 19.3 million euro (+ 33.1%)
Consolidated profit from continuing operations: 7.6 million euro (+ 23.2%)

"The first half of 2005 has been characterised by two extraordinary events which have deeply modified the Group's structure: the acquisition of Hammelmann and the sale of the Cleaning Sector, which confirm a strategy of focusing on the sectors with the highest technological and profitability levels. This decision – stated Mr. Giovanni Cavallini, Chairman of Interpump Group – will result in the strengthening of Interpump Group in the Hydraulic and Industrial Sectors, which will also be achieved through targeted acquisitions. The results of the first half of 2005 indicate one of the highest profitability levels in the engineering sector, a strong growth of sales and a further increase of profitability."

Milan, 26 September 2005 – The first half report for 2005, approved today by the Board of Directors, is **the first set of accounts** prepared by Interpump Group under **International Financial Reporting Standards (IFRS). In accordance with these standards, if there are disposals of significant operations, such as that of the Cleaning Sector, the financial information for continuing operations (which continue to be part of Interpump Group) must be presented separately from that for discontinued operations (which are no more part of Interpump Group)**, in order to provide a clearer view of the Group's future developments. The IP Cleaning Group has been consolidated and accounted for as a discontinued operation for the second six months of 2004 and the first five months of 2005; as a result, discontinued operations and totals are not like-for-like.

Consolidated results of continuing operations for the first half of 2005

Net sales for the first half of 2005 reached 164.4 million euro, an increase of 13.2% over the same period of the year 2004, (145.3 million euro). On a like-for-like consolidation basis, and therefore excluding the consolidation of the second quarter of Hammelmann, acquired on 5 April 2005, growth has been 3.6%.

The **Hydraulic Sector grew by 12.1%,** both in North America (up 20.3% in local currency) and in the other markets (up 10.1%) reaching a total of 77.4 million euro. **The Industrial Sector reported an increase**

in net sales of 29.2% to 65.5 million euro (up 1.6% with a consistent consolidation scope). The sales of high pressure pumps, excluding Hammelmann, increased by 15.0% (up 20.5% in North America in local currency and 14.8% in the other markets). Conversely, there was a steep decline in sales to the Cleaning Sector, which fell from 6.1 million euro to 2.7 million euro, due to contingent reasons, as Interpump Group holds, any way, the exclusive rights for the supply of high pressure pumps for five years. The **Electric Motors Sector** reported a fall of 13.9% in sales, equal to **20.8 million euro** (24.2 million euro in the first half of 2004), caused by the drop in sales of the Cleaning Sector, again for contingent reasons, in this specific case due to a significant reduction in sales of consumer high pressure washers of the Cleaning Sector, where the Group holds the exclusive supply rights for the next three years. The sale of electric motors, net of the sales of the Cleaning Sector, have grown by 8.2%.

Details of sales by sector of operations are set out in the following table:

	First half 2005 €/000	*%*	*First half 2004 €/000*	*%*	*Growth/ Decrease*
Continuing operations:					
Hydraulic Sector	77,401	47	69,070	48	+12.1%
Industrial Sector	65,467	40	50,662	35	+29.2%
Electric Motors Sector	20,823	13	24,171	16	-13.9%
Other revenues	708	-	1,367	1	n/a
Total continuing operations	***164,399***	***100***	***145,270***	***100***	***+13.2%***

Gross operating profit (EBITDA) amounted to 34.4 million euro or 20.9% of net revenues, whereas it amounted to 27.7 million euro in the first half of 2004 (19.1% of sales), showing **an increase of 24.1%** (up 11.8% on a like-for-like consolidation basis).

Details of EBITDA by sector are set out in the following table:

	First half 2005 €/000	*% of total sales*	*First half 2004 €/000*	*% of total sales*	*Growth/ Decrease*
Continuing operations:					
Hydraulic Sector	18,441	23.8%	14,795	21.4%	+24.6%
Industrial Sector	15,440	23.6%	11,408	22.5%	+35.3%
Electric Motors Sector	826	3.8%	1,670	6.7%	-50.5%
Other	(284)	n/a	(134)	n/a	n/a
Total continuing operations	***34,423***	***2.9%***	***27,739***	***19.1%***	***+24.1%***

Operating profit (EBIT) amounted to 29.64 million euro equal to 18.0% of sales (23.4 million euro, equal to 16.1% of sales, in the first half of 2004) and therefore grew by **26.4%** (up 14.8% on a like-for-like consolidation basis).

Consolidated net profit from continuing operations for the period amounted to **14.2 million euro with a growth of 16.8%** compared to the 12.1 million euro for the first half of 2004.
Basic net earnings per share were 0.193 euro (0.146 euro in the first half of 2004), representing an **increase of 32.2%**. Diluted earnings per share – which take into account that stock option rights may be exercised in the future and the effect of this on the result – amount to 0.189 euro (0.144 euro in the first half of 2004), representing an increase of 31.2%.

The ROCE for the half year was **10.3%**, whereas it amounted to 6.2% in the first half of 2004, a **rise of 66.3%. The ROE** for the half year was **7.4%** (6.6% in the first half of 2004), **a rise of 12.1%.**

Net financial indebtedness and total consolidated net profit

Net financial indebtedness at 30 June 2005 **fell to 95.3 million euro** from 211.5 million euro at 31December 2004. **Free cash flow**, after changes in working capital and investments, amounted to **32.3 million euro** (22.0 million euro in the first half of 2004), showing an **increase of 46.8%**. This reduction in debt was possible, despite the net payment of 89.4 million euro made for the acquisition of Hammelmann, as a result of the proceeds of 185.8 million euro received from the sale of the Cleaning Sector, including debt sold and net of reinvestment in X Equity. Moreover, dividends of 11.1 million euro were distributed (10.4 million euro in the first half of 2004).

In addition to net profit from continuing operations of 14.2 million euro, **total consolidated net profit of 68.6 million** also includes the **net gain of 50.2 million euro from the sale of the Cleaning Sector** and the net profit of the Cleaning Sector for the first five months of 4.2 million euro. Total net profit for the first half of 2004 amounted to 19.3 million euro, of which 12.1 million euro related to continuing operations.

Consolidated results of continuing operations for the second quarter of 2005

Net sales for the second quarter of 2005 reached 92.7 million euro, an increase of 19.6% over the corresponding period of 2004, when they amounted to 77.5 million euro. On a like-for-like consolidation scope basis, and therefore not considering the consolidation of Hammelmann in the second quarter of 2005, the increase is equal to 1.5%.

The **Hydraulic Sector grew by 10.6%, reaching 40.6 million euro**, both in North America (up 17.4% in local currency) and in the other markets (up 9.4%). **The Industrial Sector posted an increase of 50.9%, or 41.2 million euro, in net sales** (unchanged on a like-for-like consolidation scope basis). Sales of high pressure pumps, excluding Hammelmann, increased by 10.6% (up 13.8% in North America in local currency and up 12.6% in the other markets). Conversely, there was a steep decline in sales to the Cleaning Sector, which fell from 2.9 million euro to 1.2 million euro. The **Electric Motors Sector** recorded a drop of 19.1% with sales amounting to **10.5 million euro** (12.9 million euro in the second quarter of 2004). Net of billings to the Cleaning Sector, the sales of the Electric Motors Sector rose by 15.3%.

Details of sales by sector are set out in the following table:

	Second quarter 2005 €/000	*%*	*Second quarter 2004 €/000*	*%*	*Growth/ Decrease*
Continuing operations:					
Hydraulic Sector	40,551	44	36,660	47	+10.6%
Industrial Sector	41,188	44	27,288	35	+50.9%
Electric Motors Sector	10,454	11	12,928	17	-19.1%
Other revenues	478	1	633	1	n/a
Total continuing operations	***92,671***	***100***	***77,509***	***100***	***+19.6%***

Gross operating profit (EBITDA) amounted to 19.3 million euro or 20.7% of net revenues, whereas it amounted to 14.5 million euro in the second quarter of 2004 (18.7% of sales), showing **an increase of 33.1%** (up 9.7% on a like-for-like consolidation basis).

Details of EBITDA by sector are set out in the following table:

	Second quarter 2005 €/000	*% of total sales*	*Second quarter 2004 €/000*	*% of total sales*	*Growth/ Decrease*
Continuing operations:					
Hydraulic Sector	9,896	24.4%	8,072	22.0%	+12.6%
Industrial Sector	9,159	22.2%	5,779	21.2%	+58.5%
Electric Motors Sector	394	3.7%	878	6.6%	-55.1%
Other	(119)	n/a	(209)	n/a	
Total continuing operations	***19,330***	***20.9%***	***14,520***	***18.7%***	*+33.1%*

Operating profit (EBIT) amounted to 16.5 million euro equal to 17.8% of sales (12.2 million euro, equal to 15.8% of sales, in the second quarter of 2004) and therefore grew by **35.1%** (up 12.8% on a like-for-like consolidation basis).

Consolidated net profit from continuing operations for the period amounted to **7.6 million euro with a growth of 23.7%** compared to the 6.2 million euro for the second quarter of 2004.

Basic net earnings per share were 0.099 euro (0.074 euro in the second quarter of 2004), representing an **increase of 33.8%**, Diluted earnings per share, which take into account that stock option rights may be exercised in the future and the effect of this on the result, amounted to 0.097 euro (0.073 euro in the second quarter of 2004), representing an increase of 32.9%.

Transition to International Financial Reporting Standards (IFRS)

Interpump Group has completed its process of transition to International Accounting Standards (International Financial Reporting Standards or IFRS). The effects of this process are a decrease of 0.3 million euro in opening shareholders' equity at 1 January 2004 (the transition date to IFRS) compared to that of the consolidated financial statements prepared in accordance with Italian accounting principles.

Shareholders' equity at 31 December 2004 in accordance with IFRS is higher by 7.5 million euro, while consolidated net profit for 2004 is higher by 8.4 million euro. The application of IAS 32 and IAS 39 with effect from 1 January 2005 resulted in a decrease of 44.2 million euro in shareholders' equity at that date, of which 33.3 million euro regard the accounting treatment of treasury stock, recognised as a reduction of reserves under IFRS.

Interpump Group has engaged KPMG S.p.A. to audit the reconciliations required to be prepared as part of the process of transition to IFRS, which will issue its report in the coming weeks. On receipt, the report of KPMG S.p.A. will be available on our site at www.interpumpgroup.it, together with the half year report. Summarised reconciliation tables are attached to this release.

Results of the Parent Company Interpump Group S.p.A.

The balance sheet, the income statement and the cash flow statement of the Parent Company, prepared in accordance with Italian accounting principles pursuant to article 81 of the CONSOB Regulation for Issuers, are attached to this release.

Revenues from the sale of goods and services amounted to 36.0 million euro (up 4.2% compared to the 34.6 million euro for the first half of 2004).

The difference between sales and other revenues and the cost of production amounted to 7.0 million euro (6.3 million euro in the first half of 2004), with an increase of 11.0%.

Net profit of the Parent Company for the first half of 2005 amounted to 37.0 million euro, of which 33.3 million euro consist of net extraordinary income relating to the net gain on the sale of the holding in IP Cleaning S.p.A. and of two industrial buildings no longer used. In addition, equity investments were written down by 6.0 million euro in the first half of 2005 due to permanent losses in value, principally connected with the sale of the investment in IP Cleaning S.p.A.. Net profit for the first half of 2004 amounted to 68.6 million euro, of which 54.0 million euro arose from extraordinary income relating to the sale and contribution of certain equity investments to IP Cleaning and the effect of the elimination of write-downs of investments made for fiscal purposes in prior years solely in order to obtain tax benefits.

"The first half of 2005 has been characterised by two extraordinary events which have deeply modified the Group's structure: the acquisition of Hammelmann and the sale of the Cleaning Sector, which confirm a strategy of focusing on the sectors with the highest technological and profitability levels. This decision – stated Mr. Giovanni Cavallini, Chairman of Interpump Group – will result in the strengthening of Interpump Group in the Hydraulic and Industrial Sectors, which will also be achieved through targeted acquisitions. The results of the first half of 2005 indicate one of the highest profitability levels in the engineering sector, a strong growth of sales and a further increase of profitability."

For further information:
Moccagatta Associati
Tel. 02 8645.1695 – Fax 02 8645.2082
segreteria@moccagatta.it

Financial statements

Consolidated balance sheet

	30/06/2005	*30/06/2004*	*31/12/2004*
	€/000	*€/000*	*€/000*
ASSETS			
Non-current assets			
Property, plant and equipment	51,074	110,846	109,928
Goodwill	135,484	138,458	130,329
Other intangible assets	15,528	7,695	7,597
Investments in associated companies	5,390	1,353	1,505
Treasury stock	-	27,957	27,957
Other financial assets	13,968	4,338	3,804
Tax receivables	368	668	864
Deferred tax assets	8,245	13,779	12,506
Other fixed assets	267	4,229	3,915
Total non-current assets	**230,324**	**309,323**	**298,405**
Current assets			
Cash and cash equivalents	72,345	48,845	22,391
Trade receivables	81,180	113,261	96,200
Inventories	85,051	110,156	107,250
Tax receivables	6,591	9,355	11,940
Treasury stock	-	5,296	5,296
Derivative financial instruments	110	-	-
Other financial assets	-	-	265
Assets held for sale	2,454	-	-
Other current assets	3,494	12,074	4,057
Total current assets	**251,225**	**298,987**	**247,399**
Total assets	***481,549***	***608,310***	***545,804***
SHAREHOLDERS' EQUITY			
Share capital	41,559	43,694	43,694
Legal reserve	8,747	8,747	8,747
Share premium reserve	15,378	14,992	15,094
Reserve for the measurement at fair value of derivatives used as hedging instruments	(885)	-	-
Reserve for translation differences	(6,031)	(6,730)	(11,107)
Other reserves	126,621	106,884	106,182
Shareholders' equity attributable to the Group	**185,389**	**167,587**	**162,610**
Attributable to minority interests	6,863	16,515	17,245
Total shareholders' equity	**192,252**	**184,102**	**179,855**

	30/06/2005	30/06/2004	31/12/2004
	€/000	*€/000*	*€/000*
LIABILITIES			
Non-current liabilities			
Interest-bearing loans	104,405	154,229	123,854
Employee benefits	10,028	15,188	17,208
Deferred tax liabilities	14,504	13,910	15,133
Other non-current liabilities	572	302	417
Provisions for risks and charges	1,382	1,488	1,671
Total non-current liabilities	**130,891**	**185,117**	**158,283**
Current liabilities			
Trade payables	54,551	115,895	75,035
Amounts payable to banks	9,922	36,501	48,141
Interest bearing loans (current portion)	53,276	49,458	62,029
Derivative financial instruments	1,946	-	-
Tax payables	8,185	15,228	6,053
Other current liabilities	29,376	19,823	15,168
Provisions for risks and charges	1,150	2,186	1,240
Total current liabilities	**158,406**	**239,091**	**207,666**
Total liabilities	**289,297**	**424,208**	**365,949**
Total shareholders' equity and liabilities	***481,549***	***608,310***	***545,804***

Consolidated income statement for the first half year

(€/000)	*2005* Continuing operations	*2005* Discontinued operations	*2005* Total	*2004* Continuing operations	*2004* Discontinued operations	*2004* Total
Gross sales	**164,399**	**119,894**	**284,293**	**145,270**	**164,081**	**309,351**
Cost of sales	(104,685)	(84,776)	(189,461)	(95,157)	(115,943)	(211,100)
Gross industrial margin	**59,714**	**35,118**	**94,832**	**50,113**	**48,138**	**98,251**
Other revenues	2,668	394	3,062	1,204	1,249	2,453
Selling expenses	(12,086)	(15,469)	(27,555)	(9,926)	(20,865)	(30,791)
General and administrative expenses	(20,332)	(8,542)	(28,874)	(17,758)	(11,707)	(29,465)
Other operating costs	(400)	(210)	(610)	(252)	(619)	(871)
Ordinary profit before financial charges	**29,564**	**11,291**	**40,855**	**23,381**	**16,196**	**39,577**
Financial income	2,765	1,452	4,217	515	544	1,059
Financial charges	(5,856)	(4,051)	(9,907)	(2,919)	(2,928)	(5,847)
Adjustments of investments to the equity method	(23)	103	80	272	20	292
Profit for the period before taxes	**26,450**	**8,795**	**35,245**	**21,249**	**13,832**	**35,081**
Income taxes	(12,278)	(4,600)	(16,878)	(9,112)	(6,673)	(15,785)
Profit for the period after taxes but before gains from discontinued operations	**14,172**	**4,195**	**18,367**	**12,137**	**7,159**	**19,296**
Gains from discontinued operations	-	50,230	50,230	-	-	-
Consolidated profit for the period	**14,172**	**54,425**	**68,597**	**12,137**	**7,159**	**19,296**
Attributable to:						
Shareholders of the Parent	13,744	53,778	67,522	11,230	6,287	17,517
Minority shareholders of subsidiaries	428	647	1,075	907	872	1,779
Consolidated profit for the period	**14,172**	**54,425**	**68,597**	**12,137**	**7,159**	**19,296**
Basic earnings per share (euro)	0.193		0.917	0.146		0.227
Diluted earnings per share (euro)	0.189		0.896	0.144		0.225

Included in continuing operations are the Industrial Sector, the Hydraulic Sector and the other activities which remain in the Interpump Group. The Hammelmann Group is included in the Industrial Sector only for the second quarter of 2005. Discontinued operations include the operations of the IP Cleaning Group for the first half of 2004 and for the first five months of 2005, up to its disposal.

Consolidated income statement for the second quarter

(€/000)	*2005* Continuing operations	Discontinued operations	Total	*2004* Continuing operations	Discontinued operations	Total
Gross sales	**92,671**	**53,100**	**145,771**	**77,509**	**76,283**	**153,792**
Cost of sales	(58,422)	(38,065)	(96,487)	(51,195)	(54,630)	(105,825)
Gross industrial margin	**34,249**	**15,035**	**49,284**	**26,314**	**21,653**	**47,967**
Other revenues	1,357	211	1,568	882	653	1,535
Selling expenses	(7,166)	(6,729)	(13,895)	(5,158)	(10,622)	(15,780)
General and administrative expenses	(11,654)	(3,578)	(15,232)	(9,640)	(6,520)	(16,160)
Other operating costs	(256)	(101)	(357)	(162)	(464)	(626)
Ordinary profit before financial charges	**16,530**	**4,838**	**21,368**	**12,236**	**4,700**	**16,936**
Financial income	1,773	776	2,549	144	193	337
Financial charges	(3,298)	(1,841)	(5,139)	(1,422)	(1,370)	(2,792)
Adjustments of investments to the equity method	(7)	49	42	135	21	156
Profit for the period before taxes	**14,998**	**3,822**	**18,820**	**11,093**	**3,544**	**14,637**
Income taxes	(7,385)	(2,018)	(9,403)	(4,912)	(2,457)	(7,369)
Profit for the period after taxes but before gains from discontinued operations	**7,613**	**1,804**	**9,417**	**6,181**	**1,087**	**7,268**
Gains from discontinued operations	-	50,230	50,230	-	-	-
Consolidated profit for the period	**7,613**	**52,034**	**59,647**	**6,181**	**1,087**	**7,268**
Attributable to:						
Shareholders of the Parent	7,389	51,815	59,204	5,681	684	6,365
Minority shareholders of subsidiaries	224	219	443	500	403	903
Consolidated profit for the period	**7,613**	**52,034**	**59,647**	**6,181**	**1,087**	**7,268**
Basic earnings per share (euro)	0.099		0.795	0.074		0.083
Diluted earnings per share (euro)	0.097		0.776	0.073		0.082

Consolidated cash flow statement for the first half year

(€/000)	2005 Continuing operations	2005 Discontinued operations	2005 Total	2004 Continuing operations	2004 Discontinued operations	2004 Total
Cash flows from operating activities						
Profit before taxes and gains from discontinued operations	26,450	8,795	35,245	21,249	13,832	35,081
Adjustments for non-monetary items:						
Gains from disposals of fixed assets	(1,285)	(21)	(1,306)	(50)	(24)	(74)
Gains from disposals of investments	(142)	-	(142)	(191)	-	(191)
Depreciation and amortisation	4,404	3,130	7,534	4,200	3,552	7,752
Expenses recognised in the income statement relating to stock options which do not result in cash outflows for the Group	284	-	284	193	-	193
Profits from investments	23	(103)	(80)	(273)	(20)	(293)
Net change in provisions and accruals for employee benefits	517	828	1,345	301	850	1,151
Net financial charges	3,091	2,599	5,690	2,404	2,384	4,788
Other items	(13)	-	(13)	5	-	5
	33,329	15,228	48,557	27,838	20,574	48,412
(Increase) decrease in trade receivables and other current assets	(16,028)	(10,290)	(26,318)	(13,681)	(15,807)	(29,488)
(Increase) decrease in inventories	(8,942)	4,903	(4,039)	(5,488)	(3,057)	(8,545)
Increase (decrease) in trade payables and other current liabilities	12,658	17,253	29,911	9,355	23,965	33,320
Interest paid	(2,437)	(1,597)	(4,034)	(3,398)	(2,411)	(5,809)
Realised exchange differences	249	(151)	98	(18)	14	(4)
Income taxes paid	(9,937)	-	(9,937)	(5,852)	(1,811)	(7,663)
Net cash from operating activities	**8,892**	**25,346**	**34,238**	**8,756**	**21,467**	**30,223**
Cash flows from investing activities						
Purchase of Hammelmann, net of cash received	(87,152)	-	(87,152)	-	-	-
Proceeds from the sale of IP Cleaning S.p.A.	-	75,067	75,067	-	-	-
Bank overdrafts (cash) transferred relating to the IP Cleaning Group	-	10,671	10,671	-	-	-
Investment in X Equity	-	(12,500)	(12,500)	-	-	-
Purchase of minority interests of subsidiaries	-	(1,408)	(1,408)	(166)	(1,092)	(1,258)
Proceeds from the sale of associated companies	1,557	-	1,557	5,000	-	5,000
Purchase of treasury stock	(2,045)	-	(2,045)	-	-	-
Proceeds from the sale of treasury stock to the holders of stock options	2,092	-	2,092	-	-	-
Investments in property, plant and equipment	(2,294)	(1,328)	(3,622)	(2,323)	(5,035)	(7,358)

(€/000)	2005 Continuing operations	2005 Discontinued operations	2005 Total	2004 Continuing operations	2004 Discontinued operations	2004 Total
Proceeds from the sale of tangible fixed assets	2,958	105	3,063	77	284	361
Proceeds from the sale of intangible fixed assets	(814)	(339)	(1,153)	(787)	(704)	(1,491)
Financial income received	373	146	519	1,113	269	1,382
Dividends distributed by companies within the scope of discontinued operations and received by the Parent Company	-	-	-	1,340	(1,340)	-
Other items	484	(23)	461	302	(450)	(148)
Net cash used in investing activities	**(84,841)**	**70,391**	**(14,450)**	**4,556**	**(8,068)**	**(3,512)**
Cash flows from financing activities						
Loan granted to X Equity	-	(10,000)	(10,000)	-	-	-
Proceeds from increase in share capital	-	-	-	247	-	247
Proceeds from (repayments of) loans	32,226	58,680	90,906	(8,903)	(3,563)	(12,466)
Repayment of shareholders' loan	-	(54)	(54)	-	(54)	(54)
Payment of finance lease liabilities (capital portion)	(111)	(1,120)	(1,231)	(163)	(911)	(1,074)
Dividends paid	(10,180)	(893)	(11,073)	(9,436)	(987)	(10,423)
Net cash from (used in) financing activities	**21,935**	**46,613**	**68,548**	**(18,255)**	**(5,515)**	**(23,770)**
Net increase (decrease) in cash and cash equivalents	**(54,014)**	**142,350**	**88,336**	**(4,943)**	**7,884**	**2,941**
Net cash of companies consolidated for the first time						**(830)**
Conversion differences of cash held by non-EU companies			**(163)**			**(70)**
Cash and cash equivalents at beginning of period			**(25,750)**			**10,303**
Cash and cash equivalents at end of period			**62,423**			**12,344**

Changes in shareholders' equity

	Share capital	*Legal reserve*	*Share premium reserve*	*Reserve for the fair value of hedging derivatives*	*Reserve for translation differences*	*Other reserves*	*Group shareholders' equity*	*Minority interests*	*Total*
Balance at 1 January 2004	*43,447*	*8,747*	*14,799*	-	*(8,209)*	*98,477*	*157,261*	*16,221*	*173,482*
Capital increase subscribed on 31/5/2004 for stock options	247	-	-	-	-	-	247	-	247
Distribution of dividends	-	-	-	-	-	(9,110)	(9,110)	(1,423)	(10,533)
Exchange differences on the conversion of the financial statements of foreign companies	-	-	-	-	1,075	-	1,075	87	1,162
Exchange differences on the conversion of goodwill of non-EU companies	-	-	-	-	404	-	404	-	404
Minority interests in the share capital and reserves of companies consolidated for the first time	-	-	-	-	-	-	-	5	5
Minority interests purchased by the Group	-	-	-	-	-	-	-	(154)	(154)
Recognition in income of the fair value of the stock options granted and exercisable	-	-	193	-	-	-	193	-	193
Net profit for the period	-	-	-	-	-	17,517	17,517	1,779	19,296
Balance at 30 June 2004	*43,694*	*8,747*	*14,992*	-	*(6,730)*	*106,884*	*167,587*	*16,515*	*184,102*
Recognition in income of the fair value of stock options granted and exercisable	-	-	102	-	-	-	102	-	102
Exchange differences on the conversion of the financial statements of foreign companies	-	-	-	-	(3,057)	-	(3,057)	(361)	(3,418)
Exchange differences on the conversion of goodwill of non-EU companies	-	-	-	-	(1,320)	-	(1,320)	-	(1,320)
Distribution of dividends	-	-	-	-	-	-	-	(41)	(41)
Profit (loss) for the second half year	-	-	-	-	-	(702)	(702)	1,132	430
Balance at 31 December 2004	*43,694*	*8,747*	*15,094*	-	*(11,107)*	*106,182*	*162,610*	*17,245*	*179,855*

	Share capital	Legal reserve	Share premium reserve	Reserve for the fair value of hedging derivatives	Reserve for translation differences	Other reserves	Group shareholders' equity	Minority interests	Total
Balance at 31 December 2004	*43,694*	*8,747*	*15,094*	-	*(11,107)*	*106,182*	*162,610*	*17,245*	*179,855*
Recognition of the effects of IAS 32 and IAS 39:									
Derecognition of treasury stock from assets	-	-	-	-	-	(33,253)	(33,253)	-	(33,253)
Measurement at fair value of derivative financial instruments	-	-	-	(695)	303	(608)	(1,000)	-	(1,000)
Recognition in liabilities of commitments to purchase minority interests in subsidiaries	-	-	-	-	(1,024)	(5,515)	(6,539)	(3,443)	(9,982)
Different accounting treatment of accessory costs on loans	-	-	-	-	-	11	11	-	11
Balance at 1 January 2005	*43,694*	*8,747*	*15,094*	*(695)*	*(11,828)*	*66,817*	*121,829*	*13,802*	*135,631*
Cancellation of treasury stock	(2,135)	-	-	-	-	2,135	-	-	-
Exchange differences on the conversion of the financial statements of foreign companies	-	-	-	-	3,474	-	3,474	480	3,954
Exchange differences on the conversion of goodwill of non-EU companies	-	-	-	-	2,323	-	2,323	(442)	1,881
Distribution of dividends	-	-	-	-	-	(9,900)	(9,900)	(1,184)	(11,084)
Recognition in income of the fair value of derivative financial instruments used for hedging	-	-	-	(1,008)	-	-	(1,008)	-	(1,008)
Change in the reserve for the measurement at fair value of the derivatives used as hedging instruments as a result of the sale of the IP Cleaning Group	-	-	-	717	-	-	717	-	717
Recognition in equity of the fair value of hedging agreements for derivative financial instruments entered into during the period and change in fair value of those existing at1/1/2005 and at 30/6/2005	-	-	-	101	-	-	101	-	101
Recognition in income of the fair value of stock options granted and exercisable	-	-	284	-	-	-	284	-	284
Purchase of treasury stock	-	-	-	-	-	(2,045)	(2,045)	-	(2,045)
Sale of treasury stock on the exercising of stock options	-	-	-	-	-	2,092	2,092	-	2,092
Minority interests purchased by the Group	-	-	-	-	-	-	-	(307)	(307)
Minority interests sold by the Group	-	-	-	-	-	-	-	(6,561)	(6,561)
Net profit for the period	-	-	-	-	-	67,522	67,522	1,075	68,597
Balance at 30 June 2005	*41,559*	*8,747*	*15,378*	*(885)*	*(6,031)*	*126,621*	*185,389*	*6,863*	*192,252*

Summarised reconciliations to International Financial Reporting Standards (IFRS)

Reconciliations of shareholders' equity of the Group at 1 January 2004 and at 31 December 2004

	01/01/2004	31/12/2004
	€/000	€/000
Group shareholders' equity in accordance with Italian accounting principles	*157,563*	*155,124*
Elimination of goodwill amortisation	-	9,969
Application of IAS 12 to business combinations	-	-
Elimination of monetary revaluations	(703)	(581)
Elimination of depreciation of land	4,543	5,011
Elimination of intangible assets	(941)	(734)
Elimination of capitalised extraordinary maintenance	(558)	(447)
Employee benefits	1,040	(67)
Recognition of the exchange difference on the goodwill of U.S. subsidiaries	(2,307)	(3,223)
Different amount for the impairment of the goodwill of General Technology due to the elimination of amortisation	-	(364)
Other adjustments	(109)	(94)
Total adjustments, gross	965	9,470
Deferred taxation	(1,280)	(1,981)
Minority interest	13	(3)
Group shareholders' equity in accordance with IAS/IFRS	*157,261*	*162,610*

Reconciliation of shareholders' equity of the Group at 1 January 2005 for the adoption of IAS 32 and IAS 39

	€/000
Group shareholders' equity at 31/12/2004	*162,610*
Adoption of IAS 32 and IAS 39:	
Reclassification of treasury stock	(33,253)
Recognition and measurement of derivatives	(1,545)
Commitments to purchase minority interests in subsidiaries	(6,638)
Accessory costs on loans	28
Total adjustments, gross	(41,408)
Deferred taxation	527
Group shareholders' equity at 1/1/2005	*121,829*

Reconciliation of net profit for 2004

	Year 2004
	€/000
Group net profit in accordance with Italian accounting principles	*8,396*
Elimination of goodwill amortisation	9,969
Application of IAS 12 to business combinations	-
Elimination of monetary revaluations	122
Elimination of depreciation of land	468
Elimination of intangible assets	207
Elimination of capitalised extraordinary maintenance	111
Employee benefits	(1,107)
Stock options	(295)
Different amount for the impairment of the goodwill of General Technology due to the elimination of amortisation	(364)
Other adjustments	25
Total adjustments, gross	9,136
Deferred taxation	*(701)*
Minority interest	*(16)*
Group net profit in accordance with IAS/IFRS	*16,815*

Financial statements of the Parent Company Interpump Group S.p.A.

(prepared in accordance with Italian accounting principles pursuant to article 81 of the Regulations for Issuers)

BALANCE SHEET

ASSETS *(amounts expressed in thousands of euro)*	*30/06/2005*	*30/06/2004*	*31/12/2004*
Fixed assets			
Intangible fixed assets			
Research, development and advertising costs	979	1,594	1,275
Industrial patents and intellectual property rights	-	3	-
Concessions, licences, trade marks and similar rights	98	163	118
Goodwill	28,627	31,213	29,920
Assets under construction and advances	1,359	550	1,146
Others	377	191	143
Total	*31,440*	*33,714*	*32,602*
Tangible fixed assets			
Land and buildings	11,552	8,134	12,973
Plant and machinery	4,122	6,173	4,765
Industrial and commercial equipment	959	975	1,034
Other fixed assets	430	369	321
Assets under construction and advances	274	195	338
Total	*17,337*	*15,846*	*19,431*
Financial fixed assets			
Investments in:			
Subsidiaries	95,713	99,713	89,606
Other companies	12,983	483	483
Total investments	*108,696*	*100,196*	*90,089*
Receivables:			
From subsidiaries			
Due within one year	320	52,100	57,100
Due after one year	49,500	2,640	1,140
From others			
Due within one year	56	88	68
Due after one year	*10,000*	-	-
Total financial receivables	*59,876*	*54,828*	*58,308*
Treasury stock (for a total nominal value of €/000 750 in 2005)	6,106	27,957	27,957
Total financial fixed assets	*174,678*	*182,981*	*176,353*
Total fixed assets	*223,455*	*232,541*	*228,386*

BALANCE SHEET

(amounts expressed in thousands of euro)	*30/06/2005*	*30/06/2004*	*31/12/2004*
Assets forming part of working capital			
Inventories			
Raw materials and supplies	6,338	5,682	5,578
Work in progress and semi-finished products	5,357	4,556	5,146
Finished products and goods	1,703	1,761	1,576
Total	*13,398*	*11,999*	*12,300*
Receivables			
Trade receivables			
Due within one year	8,780	6,059	5,000
From subsidiaries			
Due within one year	12,555	14,288	11,755
Tax receivables			
Due within one year	486	2,091	715
Due after one year	-	292	517
Deferred tax assets			
Due within one year	383	771	784
Due after one year	998	1,289	1,007
From others			
Due within one year	63	109	94
Due after one year	-	-	4
Total	*23,265*	*24,899*	*19,876*
Financial assets other than fixed assets			
Treasury stock (for a nominal value of €/000 1,296 in 2005)	10,257	5,296	5,296
Total uninvested financial assets	*10,257*	*5,296*	*5,296*
Cash			
Bank and postal accounts	58,987	13,386	8,317
Cash	4	9	5
Total	*58,991*	*13,395*	*8,322*
Total assets forming part of working capital	*105,911*	*55,589*	*45,794*
Accruals and deferrals			
Due within one year	157	703	370
Due after one year	-	-	234
Total	*157*	*703*	*604*
Total assets	*329,523*	*288,833*	*274,785*

BALANCE SHEET

LIABILITIES AND SHAREHOLDERS' EQUITY

(amounts expressed in thousands of euro)	*30/06/2005*	*30/06/2004*	*31/12/2004*
Shareholders' equity			
Share capital	41,559	43,694	43,694
Share premium reserve	14,757	14,757	14,757
Revaluation reserve	8,308	8,308	8,308
Legal reserve	8,747	8,747	8,747
Reserve for treasury stock held	16,362	33,253	33,253
Extraordinary reserve	53,872	402	646
Accelerated depreciation reserve	-	3,379	3,134
Profit (loss) for the period	36,994	68,573	57,810
Total shareholders' equity	*180,599*	*181,113*	*170,349*
Provisions for risks and charges			
Provisions for taxation including deferred taxes	1,214	3,686	1,427
Other	383	126	613
Total	*1,597*	*3,812*	*2,040*
Staff severance indemnities	*4.593*	*4,178*	*4,442*
Payables			
Amounts payable to banks			
Due within one year	27,666	10,000	11,667
Due after one year	95,667	75,000	71,667
Advances			
Due within one year	38	34	40
Accounts payable to suppliers			
Due within one year	12,735	9,427	7,695
Payable to subsidiaries			
Due within one year	2,355	598	1,090
Taxes payable			
Due within one year	522	254	1,673
Social security charges payable			
Due within one year	659	582	835
Other payables			
Due within one year	2,595	3,373	2,863
Total	*142,237*	*99,268*	*97,530*
Accruals and deferrals			
Other accruals and deferrals	497	462	425
Total	*497*	*462*	*425*
Total liabilities	*329,523*	*288,833*	*274,785*

BALANCE SHEET

MEMORANDUM ACCOUNTS

(amounts expressed in thousands of euro)	*30/06/2005*	*30/06/2004*	*31/12/2004*
Memorandum accounts			
Sureties	-	5,258	5,027
Other memorandum accounts	27	27	-
Total memorandum accounts	*27*	*5,285*	*5,027*

INCOME STATEMENT

(amounts expressed in thousands of euro)	*30/06/2005*	*30/06/2004*	*31/12/2004*
Sales and other revenues			
Revenues from the sale of goods and services	36,031	34,586	63,707
Changes in inventories of work in progress, semi-finished and finished products	338	(32)	373
Increase on internal work capitalised under fixed assets	21	5	20
Other revenues and income	82	91	477
Total	*36,472*	*34,650*	*64,577*
Cost of production			
Raw materials, consumables and supplies	12,285	12,498	22,033
Services	7,094	6,348	12,509
Use of third party assets	22	13	28
Personnel:			
Wages and salaries	5,333	4,778	9,363
Social security charges	1,803	1,676	3,207
Staff severance indemnities	396	363	762
Amortisation, depreciation and write-downs:			
Amortisation of intangible fixed assets	1,667	1,760	3,530
Depreciation of tangible fixed assets	1,440	1,919	3,885
Write-downs of receivables included under assets forming part of working capital and cash	-	-	52
Changes in raw materials, consumables and supplies inventory	(760)	(1,197)	(1,092)
Sundry operating costs	217	206	453
Total	*29,497*	*28,364*	*54,730*
Difference between sales and other revenues and the cost of production	*6,975*	*6,286*	*9,847*
Financial income and expenses			
Income from investments:			
Dividends from subsidiaries	8,082	12,920	12,920
Total	*8,082*	*12,920*	*12,920*
Other financial income:			
From receivables included under fixed assets:			
Subsidiaries	66	35	133
Other investees	9	-	-
Total	*75*	*35*	*133*
Financial income other than the above:			
Income from subsidiaries	-	-	-
Interest and fee expenses from other parties and other income	174	213	321
Total	174	213	321

INCOME STATEMENT

(amounts expressed in thousands of euro)	*30/06/2005*	*30/06/2004*	*31/12/2004*
Interest and other financial charges:			
Interest and fee expenses payable to subsidiaries	-	(154)	(219)
Interest and fee expenses payable to others and financial charges	(2,420)	(2,210)	(4,221)
Foreign exchange gains (losses)	38	(4)	(40)
Total financial income and charges	*5,949*	*10,800*	*8,894*
Adjustments made to financial asset values			
Write-downs:			
Of investments	(5,969)	-	(10,693)
Total adjustments	*(5,969)*	-	*(10,693)*
Extraordinary income and expenses			
Income	35,350	53,971	53,971
Expenses	(2,036)	-	-
Total extraordinary items	*33,314*	*53,971*	*53,971*
Profit for the period before taxes	*40,269*	*71,057*	*62,019*
Income taxes for the period			
Current taxes	(3,077)	(2,216)	(3,716)
Deferred and prepaid taxes	(198)	(268)	(493)
Total income taxes for the period	*(3,275)*	*(2,484)*	*(4,209)*
Net profit (loss) for the period	*36,994*	*68,573*	*57,810*

CASH FLOW STATEMENT

(amounts expressed in thousands of euro)	*30/06/2005*	*30/06/2004*	*31/12/2004*
Net profit for the period	36,994	68,573	57,810
Non cash income items:			
Amortisation and depreciation of intangible and tangible fixed	3,107	3,679	7,414
Changes in staff severance indemnities	225	4	268
Changes in the deferred tax provision net of change in deferred tax assets	198	268	493
Change in other provisions	(28)	(95)	(193)
Write-downs of investments	5,969	-	10,693
Capital (gains) from the sales of equity investments	(33,346)	(23,667)	(23,667)
Write-back of equity investments due to neutralisation of fiscal interference	-	(30,304)	(30,304)
Dividends from companies in which stakes are held	(8,082)	(12,920)	(12,920)
Cash flow from operations	*5,037*	*5,538*	*9,594*
Cash flow obtained (used) through (in) net working capital	1,142	(4,899)	(1,574)
Operating cash flow generated (used)	*6,179*	*639*	*8,020*
Investing activities			
Increase in tangible fixed assets	(611)	(322)	(5,873)
Increase in intangible fixed assets	(505)	(576)	(1,247)
Acquisition of equity investments, net	(58,250)	(11)	(11)
Change in payables related to the acquisition of investments	-	-	(258)
Acquisition of treasury stock	(2,046)	-	-
Proceeds from sales of treasury stock	2,092	-	-
Proceeds from sales of investments	68,151	5,000	5,000
Restructuring of a subsidiary's losses	(579)		
Proceeds from sales of fixed assets	2,701	1	15
Other changes	162	106	(700)
Total cash flow used for investing activities	*10,845*	*4,198*	*(3,074)*
Financing activities			
Increase in (repayment of) medium/long-term borrowings	40,000	(12,000)	(13,667)
Collection (increase) of (in) medium/long-term financial	12	(641)	51
Financing reimbursed by (paid out to) subsidiaries	56,800	-	(4,173)
Loan granted to Interpump Deutschand for the acquisition of Hammelmann	(48,500)	-	-
Loan granted to X Equity	(10,000)		
Increase in capital through stock options	-	247	247
Dividends paid	(9,901)	(9,110)	(9,110)
Dividends received	5,162	7,839	7,839
Total cash flow obtained through (used in) financing activities	*33,573*	*(13,665)*	*(18,813)*
Cash flow generated (used)	*50,597*	*(8,828)*	*(13,867)*

CASH FLOW STATEMENT

(amounts expressed in thousands of euro)	*30/06/2005*	*30/06/2004*	*31/12/2004*
Net cash and cash equivalents at the beginning of the period	7,898	21,765	21,765
Cash flow generated (used)	50,597	(8,828)	(13,867)
Net cash and cash equivalents at the end of the period	*58,495*	*12,937*	*7,898*

Net cash can be broken down as follows:

Cash on hand	58,991	13,395	8,322
Accrued interest	(496)	(458)	(424)
Net cash and cash equivalents	*58,495*	*12,937*	*7,898*